EXHIBIT 99.1

DEFSEC Receives Favorable ATF Classification for Arwen Micro Non-Lethal Irritant Launcher, Clearing Path to U.S. Civilian Market

OTTAWA, ON, Nov. 3, 2026 /CNW/ -- DEFSEC Technologies Inc. (TSXV: DFSC) (TSXV: DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCW) ("DEFSEC" or the "Company") announces that its U.S. contract manufacturer has received a determination from the U.S. Bureau of Alcohol, Tobacco, Firearms and Explosives ("ATF") that the single-shot ARWEN Micro ("Pro-1") is not a "Destructive Device" under U.S. federal firearms law. The Pro-1 is based on the Company's patented "Low Energy Cartridge" ("LEC") technology, and remains classified as an "Any Other Weapon" ("AOW").

The ATF determination removes a significant barrier to selling U.S.-manufactured Pro-1 units to civilian buyers. "Destructive devices" are subject to substantial regulatory and cost burdens. Further, as of October 9, 2026, an open letter from the ATF1 indicated that it will not enforce the tax stamp requirements associated with AOWs and will not require federal approval or registration for the manufacturing or purchase of AOWs. This results in a federal process that is similar to that of a pistol or handgun. State and local laws continue to apply. Pro-1

  A compact single-shot non-lethal device firing .67-cal pepper-powder projectiles that burst on impact; built-in light and laser sight; 60-ft effective range.
  Cartridge-based, not air-powered: no CO2, compressed air, or gunpowder for high cartridge reliability with no gas to leak, no seals or O-rings to fail, no cold-weather pressure loss -- always ready to fire reliably and consistently.
  Inert rounds will also be sold for practice enabling users to become familiar and proficient with the product.

These present a significant advantage over third-party legacy products in the market.

"This ATF determination opens the U.S. civilian personal-safety market. With almost 83 million gun owners in the United States2, this is a significant opportunity for DEFSEC. With tooling already in place and the product proven through initial production in Canada, we are well positioned to move quickly to U.S. production and launch." said Sean Homuth, President and Chief Executive Officer of DEFSEC. "The Pro-1 was developed to be a non-lethal alternative for personal protection (and public safety) enabling safe conclusions to incidents without the use of lethal force"

____________________________ [1] https://www.atf.gov/media/30961/download
[2] https://ammo.com/articles/how-many-gun-owners-in-america

Production and market readiness

Design and functional evaluation of the Pro-1 is largely complete. DEFSEC has completed initial low-rate initial production at its Canadian manufacturing operations in preparation for markets outside the United States. The majority of tooling for full-scale production of Pro-1 ammunition is complete at DEFSEC's U.S. contract manufacturer for the U.S. market.

The Company is now planning U.S. production of the launcher and is preparing its U.S. market introduction plan, including any regulatory permits and authorisations for the production, sale and distribution of the products, and the selection of U.S.-based sources of supply for various components. DEFSEC expects to begin selling the Pro-1 to the U.S. civilian market as early as Q2 of calendar 2027.

About DEFSEC

DEFSEC (TSXV: DFSC) (TSXV: DFSC.WT.U) (NASDAQ: DFSC) (NASDAQ: DFSCSW) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems for military and security forces. The Company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other DEFSEC products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK. The Company also has a new proprietary less-lethal product line with applications across all segments of the less-lethal market, including law enforcement. The Company is headquartered in Ottawa, Canada.

Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "have sight of", "believe", or "continue", the description of "optimism", "momentum" or "interest", the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purpose of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Such forward-looking statements are based on the current expectations of DEFSEC's management and are based on assumptions and subject to risks and uncertainties that are documented in detail in the Company's public filings. Forward-looking statements included in this include, but are not limited to: management's belief of sufficiency of available financial resources to support forecasted activities based on cash on hand, anticipated revenue streams and planned expenditures in the fiscal year, subject to execution of the Company's operating plan and other risks and factors described in its public filings; interest in DEFSEC Lightning™ 2.0 or other products and services as well as timing of full implementation, subscription uptake or commercial release thereof; the Company's estimates of program billings on an annualized go-forward basis and increases to annualized gross margin on a go-forward basis and extent thereof, if any; the outcome and timing of test and evaluation activities for BLISS™ and whether such activities result in follow-on orders; the ability to sustain full-rate production of, and demand for, ARWEN® 40mm baton ammunition; the stage of scaled production for the PARA SHOT™ technology into new training cartridges and timing of release thereof; the success of U.S. production of the launcher and the Company's U.S. market introduction plan, acquisition of the required regulatory permits and authorizations, the intended use of net proceeds from the June 2026 registered direct offering and concurrent private placement and whether any warrants are exercised; and management's belief that its extensive customer base of law enforcement agencies for ARWEN® throughout North America is a ready market for its new products like PARA SHOT™ as well as DEFSEC Lightning™.

Although DEFSEC's management believes that the assumptions underlying such forward-looking statements are reasonable, they may prove to be incorrect. The forward-looking statements discussed in this news release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting DEFSEC, including DEFSEC's inability to execute on its current operating plan and/or forecasted activities, DEFSEC's inability to secure contracts and subcontracts (on the timelines, size and scale expected or at all), statements of work and orders for its products for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by DEFSEC, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for its ARWEN® and PARA SHOT™ products, inability to commercialize DEFSEC's Battlespace Laser Identification Sensor System (BLISS™), inability to secure or complete the execution of government contracts, inability to drive growth in DEFSEC's ARWEN® product line, inability to advance the commercialization of DEFSEC's PARA SHOT™ products, delay or inability to grow subscriptions for DEFSEC's Lightning™ 2.0 SaaS offering, lower than expected or delayed demand for DEFSEC's BLISS™, overall interest in DEFSEC's products being lower than anticipated or expected; general economic and stock market conditions; a stagnation or decrease in North American defence and public safety spending, adverse industry events; future legislative and regulatory developments in Canada, the United States and elsewhere, including changes to the continued listing requirements of the Nasdaq Capital Market and the TSX Venture Exchange; the inability of DEFSEC to implement and execute its business strategies; the Company's ability to raise additional capital when required and on acceptable terms; risks and uncertainties detailed from time to time in DEFSEC's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of DEFSEC. Although DEFSEC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and DEFSEC undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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SOURCE DEFSEC Technologies Inc

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%CIK: 0001889823

For further information: For more information, please visit https://www.defsectec.com or contact: Sean Homuth, President and Chief Executive Officer, homuth@defsectec.com, (613) 863-1255; Peter Souchen, VP, Business Development and Marketing, souchen@defsectec.com, (613) 601-4461

CO: DEFSEC Technologies Inc

CNW 06:29e 03-NOV-26